This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 25, 2012, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

COMPLETE GENOMICS, INC.

at

$3.15 Net Per Share

by

BETA ACQUISITION CORPORATION

a Wholly-Owned Subsidiary

of

BGI-SHENZHEN

Beta Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent”), offers to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Complete Genomics, Inc., a Delaware corporation (the “Company”), at a price of $3.15 per Share, net to the seller in cash, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 25, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, OCTOBER 23, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2012 (the “Merger Agreement”), among Parent, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period relating to the Offer, the Merger (as defined below) or the other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the Committee on Foreign Investment in the United States (“CFIUS”) shall have notified Parent and the Company in writing that it has determined not to investigate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) pursuant to the powers vested in it by the Exon-Florio Amendment to the Defense Production Act of 1950 or, in the event that CFIUS has undertaken such an investigation, CFIUS has terminated such investigation and the President of the United States has determined not to take any action to suspend or prohibit the transactions contemplated by the Merger Agreement (the “CFIUS Condition”), (iv) the approval of each of Ministry of Commerce of the People’s Republic of China (the “PRC”), the National Development and Reform Commission of the PRC and the State Administration of Foreign Exchange of the PRC, (v) the absence of a material adverse effect on the Company, and (vi) certain other customary conditions.

The term “Minimum Condition” is defined in Section 15 (“Conditions of the Offer”) of the Offer to Purchase and generally requires that the number of outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) which have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, if any, represent at least a majority of the Shares (determined on a fully diluted basis on the date of determination).

The Merger Agreement provides that, subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation, wholly-owned by Parent. Pursuant to the Merger Agreement, at the Effective Time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser, all of which will be canceled and retired and shall cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive $3.15 (or any greater per Share price paid in the Offer) net in cash without interest.

The Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth in the Merger Agreement (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and thereby approve the transactions contemplated thereby, including the Merger. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to Computershare Trust Company, N. A. (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, October 23, 2012 (which is the end of the day on October 23, 2012), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at, which the Offer, as so extended, expires.

The Merger Agreement provides that the Purchaser shall (a) extend the Offer on one or more occasions for successive periods of up to 20 business days ending no later than the date that is ninety days beyond the date of the Merger Agreement (the “Outside Date”, provided that the Outside Date may be extended for an additional ninety days subject to certain conditions), if on any then-scheduled Expiration Date of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for Shares shall not be satisfied, until such time as such conditions are satisfied or waived and (b) extend the Offer for any period ending no later than the Outside Date required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer. The Merger Agreement also provides that the Purchaser shall extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) only if necessary to obtain sufficient Shares to reach in the aggregate, at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement. In addition, if all of the conditions to the Purchaser’s obligation to accept for payment and pay for Shares are not satisfied or, in the Purchaser’s sole discretion, waived on any then-scheduled Expiration Date of the Offer, then, subject to the rights of Parent under the termination provisions of the Merger Agreement, the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer on one or more occasions, for successive periods of up to 20 business days each, the length of each such period to be determined by Parent in its sole discretion; provided, however, that the Purchaser shall not be required to extend the Offer beyond the Outside Date. In any event, the Offer may not be terminated prior to its Expiration Date (as such Expiration Date may be extended and re-extended in accordance with the Merger Agreement), unless the Merger Agreement is validly terminated in accordance with the termination provisions thereof.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a “subsequent offering period”. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 23, 2012. If the initial offering period has expired and the Purchaser provides for a “subsequent offering period”, Shares tendered during a “subsequent offering period” may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in the Offer to Purchase) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free:

(888) 750-5834

Banks and Brokerage Firms May Call Collect:

(212) 750-5833

September 25, 2012